UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

The Coast Distribution System, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-9511	94-2490990
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

350 Woodview Avenue, Morgan Hill, California		95037
(Address of principal executive offices)		(Zip Code)

Dennis Castagnola, Executive Vice President – Manufacturing and Product Development		(408) 782-6686

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

Rule 13p-1 under the Securities Exchange Act (17 C.F.R. 240.13p-1) for the reporting period from: January 1, 2014 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 – Conflict Minerals Disclosure and Report

This Form SD of The Coast Distribution System, Inc. (herein referred to as the “Company,” “we,” “us” or “our”) has been prepared and filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period from January 1, 2014 to December 31, 2014. A copy of the Conflict Minerals Report of The Coast Distribution System, Inc. (the “Report”) is attached as Exhibit 1.01 to this Form SD, and is publicly available under the Products tab on our website at www.coastdistribution.com.

The Company conducted an analysis and evaluation of its products and supply chain and has determined that certain products we contract to manufacture contain one or more conflict minerals, as defined by the Rule, that are necessary to the functionality of those products. In accordance with the Rule, we have conducted a good faith, reasonable country of origin inquiry to determine the source and chain of custody of the potential conflict minerals contained within our products. Due to the results of our reasonable country of origin inquiry, we are required by the Rule to exercise due diligence on the source and chain of custody of the conflict minerals using an internationally recognized due diligence framework. The Report attached as Exhibit 1.01 hereto describes the results of our reasonable country of origin inquiry and our due diligence process.

Item 1.02 – Exhibits

As specified in Section 2, Item 2.01, we are hereby filing our Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 – Exhibits

The following exhibit is filed as part of this Form SD.

Exhibit 1.01 –	Conflict Minerals Report of The Coast Distribution System, Inc., as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 1, 2015	The Coast Distribution System, Inc.

	By:	/s/ DENNIS CASTAGNOLA
	Name:	Dennis Castagnola
	Its:	Executive Vice President — Manufacturing and Product Development